82-4476

ANDERSEN

02042737

SUPPL

Cooperativas Unidas Ltda.

FINANCIAL STATEMENTS
AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR, TOGHETER WITH THE AUDITOR'S REPORT

ANDERSEN

FINANCIAL STATEMENTS

LIMITED REVIEW REPORT FOR INTERIM PERIODS

(Translation of the Auditor's Report originally issued in Spanish - see paragraph 14 below.)

Pistrelli, Díaz y Asociados
Firma Miembro de Andersen

25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1600 4311 6644
Fax 54 11 4312 8647 4318 1777

To the Board of Trustees of

SanCor Cooperativas Unidas Limitada:

Dear Sirs,

We are hereby submitting for your consideration this Third Audit Report for the third quarter of the sixty second fiscal year.

1. Organizational Data

1.1. Name: Sancor Cooperativas Unidas Limitada.

1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.

1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772

1.4. Type of cooperative: Second tier.

1.5. Primary business: Producing and marketing of dairy products.

2. We have reviewed the balance sheets of SanCor Cooperativas Unidas Limitada as of March 31, 2002 and 2001, and the related statements of income, changes on the Cooperative's owners' equity and cash flows for the nine-month period then ended, the notes 1 to 15 and exhibits A, B, C, E, F, G and H, attached hereto signed for identification purposes. These financial statements and the Summary of events mentioned in paragraph 16, are the responsibility of the Cooperative's management. Our responsibility is limited to expressing the assurance stated in paragraph 15, based on our limited review.

3. Except for paragraph 4., we conducted our review in accordance with generally accepted auditing standards in Argentina for the limited review of interim financial statements. A review basically consists in applying analytical procedures to financial data and making inquires to the responsibles for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance to generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.

4. The scope of our work did not include the review of the financial statements of the subsidiaries Integral Insumos S.C., El Hornero S.C., SanCor do Brasil Productos Alimenticios Ltda., Coop. Publicidad S.C., Amplicampo Inversora S.A., SanCor Dairy Corporation, Sancor México S.R.L., Tranlac S.A., San Marco S.A., Aproagro S.A. and Nobleplus S.A., as of December 31, 2001, and 2000, and Unidos S.A., Trayectoria S.A., SanCor Seguros de Retiro S.A. and Patrulla S.A. as of December 31, 2000, which were used by the Cooperative to value its investments in such companies as of March 31, 2002, and 2001, by the equity method. The financial statements of these subsidiaries related to the nine-month periods ended March 31, 2002, and 2001, required to value such investments under the equity method according to professional accounting standards, were not available. Therefore, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of March 31, 2002, and 2001, involved investments for $ 13,963,562 and $ 19,872,775, account receivables in the amount of $ 79,124,945 and $ 72,660,617, liabilities for $ 12,138,585 and $ 7,881,379, respectively, and loss from long-term investments for $5,216,785 and $2,484,820 for the nine-month periods ended on such dates, respectively.

5. As explained in note 2.5 to the financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 15, as regards the figures for revaluated property, plant and equipment, is based on the report of such expert.

6. Our auditor's report on the financial statements for the year ended June 30, 2001, included a qualification for uncertainties as to the book value recoverability of certain accounts receivable. In our quarterly limited review reports issued afterwards, such uncertainty remained. As of March 31, 2002, uncollectibility was confirmed, and so the Cooperative decided to book as of such date the allowances needed to cover such risk.

7. As described in note 14 a) to the financial statements attached, over the past few months of this year a deep economic change was implemented in Argentina and the Convertibility Law effective as from March 1991 was amended. The main consequences of the group of regulations adopted as of the date of this report by the Argentine Government and detailed in such note, were (a) the devaluation of the Argentine peso as compared to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in Argentina; (b) failure to service external public debt; (c) introduction of restrictions to the withdrawal of funds deposited in financial institutions; (d) practical impossibility of transferring foreign currency abroad without the prior authorization from the Argentine Central Bank (B.C.R.A.); and (e) the increase in internal prices. Future evolution of the economic crisis may call for additional measures from the Government. The financial statements attached must be read considering the issues mentioned above.

8. The economic context mentioned in paragraph 7 impacted on the Cooperative causing, among other issues, increased delinquency in its loan portfolio, decreased sales level, and the appropriation of the cash flow needed to meet its commitments. In addition, over the current period, the Cooperative suffered a considerable loss arising from the Argentine peso devaluation. Taking into account (a) the latest economic events, (b) the Cooperative's ability to meet its obligations, contingent on the outcome of the negotiations with financial creditors, and (c) that certain issues will require new measures from the Government, as of the issuance date of the accompanying financial statements, it is not possible to determine the future effects that the continuation of the economic crisis might have on the Cooperative's cash position and income (loss), especially as to its ability to generate the income needed to recover assets book value and meet the payment of its commitments following the normal course of production and commercial business.

As mentioned in Note 14.b) to the financial statements, the Cooperative is developing strategies to bring its business into line with the new context, and the Cooperative's Board of Trustees and Management understand that the increase in exports and the positive outcome expected from the above negotiations aiming at rescheduling its payables, would allow it to obtain operating income that partially offset increased financial costs arising from the Argentine peso devaluation, and to start redressing the current situation.

The accompanying financial statements do not include any adjustments that may arise from the above issues. The Cooperative's Board of Trustees and Management are continuously evaluating the extent of the impact that the evolution of the macroeconomic situation and the new economic measures may have on the Cooperative's financial and cash position, and the results of its operations, within the framework of the above strategies. The related effects, as the case may be, will be disclosed in the financial statements as they become known and quantifiable.

9. As indicated in paragraph. 2.3 to the accompanying financial statements, as of March 31, 2002 and 2001, the Cooperative valued its finished products at net realizable value. If such finished products had been valued at the lowest amount between their reproduction or replacement cost, as the case may be, and net realizable value, following the method provided in effective Argentine accounting standards, the book value of inventories and the cooperative shareholders' equity as of March 31, 2002 and 2001, should have been reduced by about $ 43,300,000 and $ 9,900,000, respectively, and the cost of sales for the nine-month period ended on such dates should have been increased by about $ 29,500,000 and $ 9,900,000, respectively.

10. As indicated in notes 10 and 11 to the attached financial statements, as of March 31, 2002, the Cooperative classified within noncurrent financial payables $78,750,000 and $213,300,000 related to loans obtained from International Financial Corporation (IFC) and to the second series of corporate bonds called floating rate notes (FRN), respectively. As of the date of this report, the Cooperative had not met certain financial ratios agreed upon in the loan agreement signed with IFC and in the corporate bond issuance prospectus. On January

28, 2002 and April 29, 2002, the Cooperative made partial payments of the interest of the FRN falling due on such date and it did not repay the principal amount. Additionally, on April 15, 2002, the Cooperative made a partial payment of the interest related to loans obtained from International Financial Corporation (IFC), falling due on such date and did not repay the principal amount. Since such failure to meet the obligations is a cause for which the obligations might be considered due in advance, they should have been disclosed as current financial payables as of March 31, 2002.

11. In connection with the obligations mentioned in paragraph 10, as stated on Note 11 to the accompanying financial statements, the Cooperative made a payment proposal to creditors including a 33% reduction in the interest rate agreed upon by contract. To the issuance date of the accompanying financial statements, although such proposal had not been formally accepted by outstanding security holders, the Cooperative decided to book the accrual of interest unpaid as of March 31, 2002, based on the above reduction. In addition, the FRN issue prospectus provides that, as from the date when a noncompliance occurs and through the date when such noncompliance is redressed, the interest rate accrued by unpaid principal shall be increased by a determined percentage. As of March 31, 2002, the Cooperative did not book the accrual of additional interest. Had the Cooperative booked interest accrued and unpaid as of March 31, 2002, agreed upon in the above FRN issue prospectus, the book value of current financial payables as of March 31, 2002, should have been increased by $ 14,650,000, and financial interest on liabilities for the nine-month period then ended should have been increased by the same amount.

12. As indicated in note 1.2 to the accompanying financial statements, the Cooperative does not file its financial statements consolidated with its subsidiaries for interim periods. Such information is required by effective Argentine accounting standards.

13. As stated in note 1.1 to the accompanying financial statements and according to the rules established by enforcement agencies, the Cooperative has not recognized the accounting effects of the variation in the currency purchasing power since January 1, 2002, as established by Resolution M.D. No. 3/2002 of the Professional Council in Economic Sciences of the City of Buenos Aires. Had such Resolutions been applied, (a) the cooperative equity as of March 31, 2002, and the net loss for the nine-month period then ended would have increased by about ARS 17,200,000 and ARS 72,900,000, respectively, after considering the effect of capitalizing exchange losses as mentioned in note 2.11 to the accompanying financial statements, and (b) all balances as of March 31, 2001, which are presented for comparative purposes, would have been restated to reflect the effect of changes in the currency purchasing power related to the January-March 2002 period.

14. As further explained in note 15, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

15. Based on our review and the independent expert's report mentioned in paragraph 5, except for (a) the limitation to the scope of our work described in paragraph 4, (b) the effect of adjustments and reclassification mentioned in paragraphs 9, 10 and 11, and (c) the failure to file consolidated financial statements stated in paragraph 12, we are not aware of any significant modifications that should be made to the accompanying financial statements for them to be filed in conformity with current Argentine professional accounting standards, Argentine Securities Commission regulations, Resolution No. 615 from the INAES (Argentine Institute of Cooperatives and Social Economy), and Cooperatives Law, and, except for lack of recognition of the effect of changes in the currency purchasing power mentioned in paragraph 13, with Argentine professional accounting standards.

16. Our reviews were performed primarily for the purpose of expressing the limited assurance contained in the preceding paragraph. The information included in "Summary of events for the nine-month period ended March 31, 2002" is not required under generally accepted accounting principles in Argentina and is presented by the Cooperative Company to meet the regulations of the "Comisión Nacional de Valores" (National Securities Commission). Such information, except for the data indicated as "Information not covered by the auditor's review report", an except for the scope limitation mentioned in paragraph 4., has also been subjected to the procedures applied in our review of the accompanying financial statements as of March 31, 2002 and 2001, and as of March 31, 2000, 1999 and 1998 (which are not included in the accompanying document and on which our limited review reports of May 10, 2001, May 10, 2000 and May 11, 1999, respectively, to which we refer). Based on our reviews and the independent expert's report mentioned in paragraph 5, except for (a) the failure to present the summary of events on consolidated bases, (b) the limitation to the scope of our work described in paragraph 4 and (c) the effect of the booking mentioned in paragraphs 9, 10 and 11 we are not aware of any significant modifications that should be made to such summary of events, being the issues disclosed in paragraph 6, 7 and 8 applicable as well.

17. In compliance with current legal and Buenos Aires Stock Exchange requirements, we hereby report that:

a) The financial statements of SanCor Cooperativas Unidas Limitada have been taken from accounting records kept, in all formal respects, in conformity with current legal requirements in Argentina.

b) As may be seen from the Cooperative's accounts, as of March 31, 2002 the liability accrued in employee and employer contributions to the Integrated Pension Fund System totaled $ 2,255,156; none of this amount was due and payable as of that date.

c) As also disclosed by the Cooperative's accounts, as of March 31, 2002 the accrued Turnover Tax liability of the Cooperative in favor of the Provincial Tax Office totaled $ 48,677; none of this amount was due and payable as of that date.

Buenos Aires,
May 23, 2002

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

Subscribed capital	128,942,747
Paid-in capital	105,765,531
Capital to be paid in	23,177,216

		2002		2001
ASSETS				
CURRENT ASSETS				
CASH			9,188,663	8,017,454
INVESTMENTS				
Bank, securities and shares			84,160	122,310
RECEIVABLES				
Trade				
Export receivables		64,911,508		
Trade receivables		84,801,206		
Receivables in litigation		20,583,089		
Receivables in litigation secured by mortgages		9,321,546		
Less:				
Imputed interest on receivables		1,075,421		
Allowance for doubtful accounts		34,494,687	144,047,241	122,301,350
Other receivables				
Miscellaneous receivables		39,162,674		
Securities receivable		8,320,000		
Loans to cooperatives		1,066,600		
Less:				
Allowance for doubtful accounts		4,400,944	44,148,330	22,239,915
INVENTORIES				
Goods		114,381,565		
Production in process		1,307,577		
Warehouse		17,656,746		
Unbilled orders		10,359	133,356,247	89,539,967
DEFERRED CHARGES				
Expenses paid in advance			8,440,218	11,766,197
TOTAL CURRENT ASSETS			339,264,859	253,987,193

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2002		2001
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	49,899,965		
Loans to cooperatives	221,471		
Less:			
Allowance for doubtful accounts	501,214	49,620,222	57,158,274
INVENTORIES			
Warehouse		-	920,627
INVESTMENTS			
Shares, Bonds and Cooperative stakes	46,901,525		
Less:			
Allowance for impairment in value	464,703	46,436,822	37,906,479
PROPERTY, PLANT AND EQUIPMENT			
Original value	681,476,343		
Less:			
Accumulated depreciation	256,179,261	425,297,082	285,257,713
OTHER ASSETS			
Packaging		14,259,402	10,824,821
INTANGIBLE ASSETS			
Trademarks	1,910,061		
Less:			
Accumulated amortization	1,120,596	789,465	669,092
DEFERRED CHARGES			
Expenses paid in advance		2,287,233	3,931,047
TOTAL NONCURRENT ASSETS		538,690,226	396,668,053
TOTAL ASSETS		877,955,085	650,655,246

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

	2002		2001
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	83,982,500		
Cooperatives	89,867,491		
Foreign vendors	4,679,246		
Imputed interest on payables	(2,191,575)	176,337,662	109,607,069
Financial			
Bank payable	129,140,100		
Interest payable	13,420,559		
Corporate bonds	48,348,000	190,908,659	104,812,064
Other Payables			
Miscellaneous payables	20,177,123		
Salaries and social security taxes payable	10,356,274		
Early retirement system	3,490,903		
Expenses payable	1,038,124		
Taxes payable	5,194,627		
Other liabilities	46,320	40,303,371	24,882,757
TOTAL CURRENT LIABILITIES		407,549,692	239,301,890
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors		2,717,811	4,835,292
Financial			
Bank payable	78,750,000		
Corporate bonds	213,300,000	292,050,000	122,487,010
Other Payables			
Miscellaneous payables	92,703		
Salaries and social security taxes payable	325,211		
Early retirement system	4,682,559	5,100,473	5,021,451
ACCRUALS		8,345,609	8,792,073
TOTAL NONCURRENT LIABILITIES		308,213,893	141,135,826
TOTAL LIABILITIES		715,763,585	380,437,716

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR (Contd.)

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2002		2001
OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	128,942,747		
Associated subscribers	(23,177,216)		
	105,765,531		
Adjustment to capital	10,256,085		
Lump-sum adjustment to cooperative equity	45,622,020	161,643,636	139,818,931
RESERVES AND FUNDS			
Legal reserve	1,279,030		
Labor and employee assistance fund	2,931		
Special reserve (Art. 42, Law No. 20,337)	15,696,333		
Reserve of appraisal revaluation of PP&E	101,127,734	118,106,028	131,990,837
UNAPPROPRIATED EARNINGS			
For the period		(117,558,164)	3,306,457
For previous period		-	(4,898,695)
TOTAL EQUITY		162,191,500	270,217,530
LIABILITIES PLUS EQUITY		877,955,085	650,655,246
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		650,616	878,932
OTHER VENDORS-Inputs received on consignment		-	414,863
SAN MARCO – Goods received on consignment		250	-
TOTAL MEMORANDUM ACCOUNTS		650,866	1,293,795

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE NINE-MONTH YEAR ENDED MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

Accounts	2002 Operating accounts	2002 Transactions with unrelated parties	2002 Total	2001 Total
SALES				
Gross sales	474,908,195	3,011,861	477,920,056	
Less:				
Imputed interest on sales	8,882,406	56,332	8,938,738	
Discounts and taxes	19,667,529	46,257	19,713,786	
NET SALES	446,358,260	2,909,272	449,267,532	493,457,218
COST OF SALES				
Inventory at beginning of fiscal year	74,526,606	3,248,062	77,774,668	
Plus:				
Purchases and manufacturing expenses	323,154,292	3,164,540	326,318,832	
Less:				
Inventory at end of period	110,644,005	3,737,560	114,381,565	
Imputed interest on purchases	14,597,696	535,356	15,133,052	
COST SUBTOTAL	272,439,197	2,139,686	274,578,883	363,619,702
GROSS INCOME	173,919,063	769,586	174,688,649	129,837,516
Less (plus):				
Selling expenses	110,218,653	22,249	110,240,902	82,553,891
Administrative expenses	9,498,873	60,242	9,559,115	12,681,845
Financial (income) loss (includes the effect of devaluation)				
- On assets	(40,981,724)	(328,504)	(41,310,228)	(6,270,840)
- On liabilities	192,355,213	1,255,948	193,611,161	34,011,884
Tax on bank transactions	3,121,668	19,798	3,141,466	-
Cooperative Development Fund	1,895,976	12,024	1,908,000	2,070,000
OPERATING (LOSS) INCOME	(102,189,596)	(272,171)	(102,461,767)	4,790,736
LOSS FROM LONG-TERM INVESTMENTS			(5,164,350)	(2,295,283)
OTHER (LOSS) INCOME - NET (Note 8)			(9,932,047)	811,004
NET (LOSS) INCOME FOR THE PERIOD			(117,558,164)	3,306,457

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

MIGUEL OMAR ALTUNA
Chairman

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE EQUITY FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Cooperative capital				
Account	Subscribed capital	Associated subscribers	Adjustment to capital	Lump-sum adjustment to Cooperative equity	Subtotal
Balance at beginning of fiscal year	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939
Adjustments to initial balances (note 2.10)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	128,942,747	(22,798,913)	10,256,085	45,622,020	162,021,939
Resolution as per Members' Meeting of 09-28-01:					
– Use of reserves to compensate unappropriated income	-	-	-	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	-	-	-
Departure of Cooperatives	-	-	-	-	-
Capital paid in by Cooperatives	-	123,034	-	-	123,034
Payment of capital not effected (Note 12)	-	(501,337)	-	-	(501,337)
Depreciation charge and retirements for the period	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net (loss) income for the period	-	-	-	-	-
Balance at end of period	128,942,747	(23,177,216)	10,256,085	45,622,020	161,643,636

	Reserves and funds						
Account	Legal reserve	Labor and employee assist. Fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PPE	Unappropriated earnings	Total 2002	Total 2001
Balance at beginning of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	288,081,168
Adjustments to initial balances (note 2.10)	-	-	-	-	-	-	(10,403,739)
Adjusted balances at the beginning of fiscal year	1,279,030	2,860	23,221,255	106,312,768	(7,524,922)	285,312,930	277,677,429
Resolution as per Members' Meeting of 09-28-01:							
– Use of reserves to compensate unappropriate income	-	-	(7,524,922)	-	7,524,922	-	-
Reimbursement of early capital contribution (Note 2.10)	-	-	-	-	-	-	(1,655,390)
Departure of cooperatives	-	-	-	-	-	-	(1,980,468)
Capital paid in by Cooperatives	-	-	-	-	-	123,034	-
Payment of capital not effected (Note 12)	-	-	-	-	-	(501,337)	-
Depreciation charge and retirements for the period	-	-	-	(5,185,034)	-	(5,185,034)	(7,130,648)
Social Assistance Fund Movement	-	71	-	-	-	71	150
Net (loss) income for the period	-	-	-	-	(117,558,164)	(117,558,164)	3,306,457
Balance at end of period	1,279,030	2,931	15,696,333	101,127,734	(117,558,164)	162,191,500	270,217,530

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

ACCOUNT	2002	2001
Cash at beginning of fiscal year	11,683,208	7,488,722
Net (Decrease) Increase in cash	(2,410,385)	651,042
Cash at end of fiscal year	9,272,823	8,139,764
REASONS FOR CHANGES IN CASH		
PROVIDED BY CASH		
Collected sales	427,111,919	498,138,339
Less: Expenses paid		
Purchases and manufacturing expenses	252,951,259	347,384,418
Selling expenses	75,746,650	71,375,194
Administrative expenses	10,471,028	13,669,934
Financial expenses	41,589,439	25,992,034
	46,353,543	39,716,759
(Less) Plus other collected income (net)	(7,994,429)	1,795,038
Increase in cash provided by operations	38,359,114	41,511,797
Other provided by cash		
Decrease in deferred charges, intangible assets and other assets	721,482	-
Decrease in other receivables	5,368,962	-
Capital paid-in by cooperatives	123,074	-
Increase in other payables	3,505,469	2,386,544
Total provided by cash	48,078,101	43,898,341
CASH USED FOR		
Increase for acquisition of PPE	5,284,034	7,842,499
Increase in deferred charges, intangible assets and other assets	-	4,799,051
Increase in other receivables	-	1,214,850
Increase in long-term investments	4,921,867	12,876,861
Departure of cooperatives	-	1,980,468
Settlement of financial payables	40,282,585	14,533,570
Total cash used	50,488,486	43,247,299
Net (Decrease) Increase in cash	(2,410,385)	651,042

(1) Cash: Cash and investments to be settled within three months after each period-end.

The accompanying notes 1 through 15 and exhibits A, B, C, E, F, G and H an integral part of this statement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1, Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15 -)

(Amounts stated in pesos)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Individual financial statements

The financial statements comprehensively recognize the effect of purchasing power changes through August 31, 1995, by applying the restatement method in constant pesos instituted by Resolution No. 615 of the Argentina Institute of Cooperatives and Social Economy (INAES). Based on the prevailing economic stability conditions and according to General Resolution No. 272 of the Argentine National Securities Commission (CNV), as from September 1, 1995, the Cooperative has discontinued the application of this method, maintaining the restatements recorded up to that date. This method was accepted by the Argentine accounting principles until December 31, 2001.

Considering the new inflationary context (the applicable index for restating financial statements increased by 32% in the period January through March 2002) and the conditions established by the Law on Public Emergency and Exchange System Reform, which are detailed in note 14, on March 6, 2002, the CPCECABA (Professional Council of Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002, which sets forth, among other provisions, the reinstatement of the inflation adjustment for the interim periods ended as from March 31, 2002, inclusive. Such Resolution further allows that the accounting measurements restated as a result of the variation in the currency purchasing power until the interruption of such adjustments, and any measurements originated during the stability period, be considered stated at the exchange rate effective as of December 2001.

The restatement-in-constant-pesos method must be applied to the accounting cost values immediately preceding the capitalization of the exchange rate differences mentioned in note 2.11, which represent an advanced sample of the variations in currency purchasing power that will be subsequently absorbed by the value in constant pesos of the assets indicated in such note.

The Cooperative Company must apply the provisions of CPCECABA Resolution MD No. 3/2002 related to the inflation adjustment, upon approval by the company controlling authority. If such Resolution had been applied, (a) the shareholders' equity of the Cooperative Company as of March 31, 2002, and the loss for the nine-month period then ended would have increased by approximately 17,200,000 and 72,900,000, respectively, net of the effect of the variations in currency purchasing power that was contemplated upon capitalizing losses from exchange differences, as mentioned in note 2.11, and (b) the balances from all items as of March 31, 2001, presented for comparative purposes would have been restated to recognize the effects of the variations in the currency purchasing power for the period January through March 2002.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

1.2. Consolidated financial statements

The Cooperative files its accounting information consolidated with its subsidiaries on an annual basis, and not for interim periods.

2. VALUATION METHODS

2.1. Cash, receivables and payables

- In local currency: at nominal value.
- In foreign currency: the amounts were converted to the exchange rates effective as of each year-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income for each period.
- Securities receivable: on December 7, 2001, the Cooperative subscribed several agreements with ArsCap S.A., trustee of the financial trust called "Consortium Fideicomiso Financiero" (CFF), whereby it: (a) assigned its receivables from ProBenefit S.A., arising from the sale of its equity interest in SanCor Seguros de Retiro S.A. and Trayectoria Cia de Seguros de Vida S.A., (b) sold 2,416,000 corporate bond certificates issued by ProBenefit; and (c) sold its interest in Prevención ART and Patrulla S.A. The total amount agreed-upon for these transactions was USD 8,320,000, to be settled by transferring in favor of the Cooperative debt securities subordinated to the CFF financial trust. As of the date of issuance of these financial statements, the above certificates had not been yet issued, their public offering still pending authorization by the CNV. The receivable balance has been de-dollarized at the ARS 1 = USD 1 exchange rate as mentioned in point b) of note 14 a) and has been disclosed as "Other current receivables".
- Federal and Provincial Bonds: they were valued at net realizable value as of March 31, 2002.

Receivables and payables included the portion of the respective financial income/expense accrued through each period-end; the respective imputed financial components have been segregated.

The Cooperative Company has procured funds to finance the activities of the subsidiary Integral Insumos S.C. As of March 31, 2002 and 2001, the Cooperative Company´s receivables from this subsidiary amounted to 41,258,826 and 36,848,003, respectively, in consideration of which it has received deferred-payment checks, which the Cooperative Company´s Management Board has decided to apply towards repaying the related financial payables. Until the year ended June 30, 2001, such financial payables were disclosed net of the above deferred-payment checks. As of March 31, 2002, the Cooperative changed the method used by disclosing the above receivables under other noncurrent receivables, and retroactively applied this method to the period ended March 31, 2001, presented for comparative purposes.

The Cooperative Company keeps the criterion of accumulating vacations accrued and not taken by its personnel as per the highest cost for vacation bonus, calculated pursuant to current accounting rules.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.2. Current investments

- Savings accounts and certificates of deposit: at face value, plus interest accrued through each period-end.
- Unlisted government securities: valued at their notional value as of March 31, 2002.

2.3. Inventories

- Finished products: at net realizable value.
- Production in process: at cost incurred.
- Warehouse: at cost incurred.
- Unbilled orders: representing work-in-process, for third parties' account, at cost incurred.

The value of inventories, taken as a whole, does not exceed its recoverable value.

2.4. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of December 31, 2001 and 2000 with an auditor's report, after eliminating unrealized intercompany profit and losses. Such amounts were restated as mentioned in note 1.1. The accounting methods used by subsidiaries and affiliates are similar to those of the controlling Cooperative Company. Arla Foods Ingredientes S.A. and SanCor Do Brasil Productos Alimenticios Ltda. were valued by the equity method based on unaudited accounting information as of December 31, 2001. The management of the Cooperative Company estimates that the income (loss) for the three-month period ended March 31, 2002, is not significant. The accounting principles used in the subsidiaries and affiliates are similar to those used by the Cooperative Company.
- Interests in other cooperatives and other companies: at nominal value as of each period-end, not exceeding the value obtained by the equity method at each period-end.
- Certificates of deposit: it relates to certificates of deposits as of March 31, 2002, denominated in US dollars prior to January 6, 2002, which have been rescheduled and de-dollarized at the ARS 1.40 = USD 1 exchange rate, as mentioned in point b) of note 14 a).
- Other liabilities: this relates to equity interests in SanCor Dairy Corporation that as of December 31, 2001, had negative shareholders' equity; because of this situation the Cooperative Company disclosed its equity interest under "Other current Liabilities" because the Cooperative assumed that it would redress such deficit. Such investment was valued by the equity method, calculated based on the financial statements certified by a Public Accountant as of December 31, 2001, and 2000, after eliminating unrealized intercompany profit and losses restated as mentioned in note 1.1. The management of the Cooperative Company estimates that the income (loss) for the three-month period ended March 31, 2002, is not significant. The accounting principles used in the subsidiaries and affiliates are similar to those used by the Cooperative Company.

Investments, taken as a whole, do not exceed their recoverable value.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

2.5. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, automobiles and computer hardware were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.1. The useful lives and the salvage were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements is disclosed in the "Reserve for appraisal revaluation of PP&E" account, included in Cooperative equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1.1. less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period end.

During the fiscal year ended June 30, 2001, the Company made an appraisal revaluation of certain PP&E assets provided as guarantee of the second series of Corporate Bonds (floating rate notes) as mentioned in note 11. The appraisal, performed by an independent expert, resulted in an increased useful life expectancy and an improved condition and maintenance factor for such assets. Based on the new information obtained, as of December 31, 2000, the Cooperative made a prospective change in the useful lives determined for each asset. In view of the above, the income (loss) charge for PP&E Depreciation decreased as compared to the same period of the previous year.

In the period ended March 31, 2002, the Cooperative Company has capitalized 159,486,406 in PP&E, net of 57,697,594, to establish the book value of PP&E at its replacement value as of March 31, 2002, as established by CPCECABA Resolution MD No. 3/2002, as mentioned in note 2.11.

The value of these assets, taken as a whole, does not exceed their recoverable value.

2.6. Intangible Assets

At incurred cost, less respective accumulated amortization. The value of these assets, taken as a whole, does not exceed their recoverable value.

2.7. Deferred charges

Expenses paid in advance: at cost incurred, less respective accumulated amortization calculated on the basis of the months of deferral.

2.8. Other assets

- Packaging: at the lower of the replacement cost or net realizable value as of each period-end.

2.9. Allowances and accruals

- Allowance for uncollectible accounts: this covers all receivables in litigation not backed by mortgages or other security agreements and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was duly considered.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

- Litigation reserve: this covers adverse contingencies arising from situations present at each period end, with a high likelihood and quantifiable. In such quantification the report from legal counsel was duly considered.

2.10. Cooperative's equity accounts

Stated in constant pesos at each period-end, as mentioned in note 1.1., except in the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Lump-Sum Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves and cash as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital increase calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

Some adjustments from prior years were recorded in the Statement of Changes in Shareholders' Equity as of March 31, 2001. Such adjustments include the effects of the accounting treatment of the early retirement program for the Cooperative's personnel in the amount of AR$ 6,920,000, the adjustments made to prior years' income in the controlled entity SanCor do Brasil L.L.C. in the amount of AR$ 2,898,840, and the recovery of the tax credit VAT in the Cooperative in the amount of AR$ 584,899. The Cooperative Company gave retroactive effect to these changes to the financial statements as of December 31, 2000, presented for comparative purposes.

2.11. Statement of income accounts

Accounts accumulating monetary transactions made throughout each period (sales, selling and administrative expenses, etc.) have been computed at nominal value.

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to receivables, payables, income and expenses to the extent that they were material.

The "Financial Income (Expense)" account jointly discloses actual financial income and costs, separated into those arising from assets and those arising from liabilities.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Description	(Income) loss 2002	2001
Financial (income) loss from assets		
Interest	2,519,455	317,336
Exchange differences	(35,164,484)	(94,416)
Imputed interest in receivables	(8,665,199)	(6,493,760)
Total from assets	(41,310,228)	(6,270,840)
Financial (income) loss from liabilities		
Interest	41,032,391	24,344,445
Exchange differences (1)	138,491,041	72,603
Imputed interest in payables	14,087,729	9,594,836
Total from liabilities	193,611,161	34,011,884

(1) As of March 31, 2002, this amount is net from exchange differences capitalized in PP&E that amounts AR$159,486,406.

General Resolution No. 398 of the CNV (Argentine Securities Committee) establishes as an exception the treatment of CPCECABA Resolution MD No. 3/2002 mentioned in note 1.1, which provides that the exchange rate differences originated as from January 6, 2002, in relation to foreign currency liabilities as of such date, must be allocated at cost value of the assets acquired or constructed by such financing, provided a series of conditions and methods established in such professional standards are complied with and provided the relation between total financing and the acquisition, construction or production of the assets that qualify for benefiting from the allocation of the exchange differences (PP&E, intangible assets and permanent investment in other companies organized in Argentina and existing as of January 6, 2002). Such financing includes the total or partial financing given by the supplier of the goods invoiced in foreign currency or the financing obtained for the same purpose from financial institutions. In the cases in which the relation between financing and acquisition, or production and construction of the qualifying assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost value of such assets.

As established by the rule mentioned above, in the period ended March 31, 2002, the Cooperative Company has capitalized as "PP&E" exchange losses derived from the foreign currency liabilities disclosed in Exhibit G, existing as of January 6, 2002, that financed such assets. As of the end of the period, such assets include net accumulated exchange losses in the amount of 159,486,406. If the financial statements had been restated as mentioned in note 1.1, the amount of the exchange loss capitalized would have fell to 73,120,443; the remaining part being absorbed by such restatement of the asset value.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with unrelated parties" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.

- By definition, direct costs are allocated to each product involved in each account.

- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. DEVELOPMENT OF THE CAPITAL ADJUSTMENT ACCOUNT

Capitalization resolved by the General Meeting		Increase for the fiscal year		
Date	Amount	Ended in the year	Amount	
Balance as of June 30, 1993				11,412,001
29-10-1993	(1,134,717)	-	-	(1,134,717)
30-09-1994	(141,299)	1994	141,299	-
29-09-1995	(4,451,688)	1995	4,430,489	(21,199)
27-09-1996	(274,411)	1996	274,411	-
Balance as of March 31, 2002				10,256,085

4. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

			Liabilities	
Maturity	Financial investments	Receivables (1)	Financial payables (2) (5)	Other payables (3)
Without a maturity date	84,160	100,544,331	-	1,932,195
With a maturity date				
- . Past due				
Up to three month	-	36,545,042	30,212,067	16,870,411
From three to six months	-	6,398,031	-	17,993,392
From six to nine months	-	571,821	-	7,505,482
From nine to twelve months	-	439,461	-	346,105
From one to two years	-	2,086,177	-	160,957
From two to three years	-	281,801	-	-
From three to four years	-	53,604	-	-
Over four years	-	77,828	-	-
Total past due	-	46,453,765	30,212,067	42,876,347

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Maturity	Financial investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
- Not yet due				
Up to three months	-	125,995,886	94,853,348	149,022,868
From three to six months	-	1,566,830	36,087,986	7,412,394
From six to nine months	-	419,186	18,803,293	4,886,992
From nine to twelve months	-	246,571	10,951,965	10,510,237
From one to two years	-	723,277	220,800,000	6,335,631
From two to three years	-	482,160	7,500,000	499,715
From three to four years	-	193,985	63,750,000	569,885
Over four years	-	1,662,068	-	413,053
Total not yet due	-	131,289,963	452,746,592	179,650,775
Total with a maturity date	-	177,743,728	482,958,659	222,527,122
Total	84,160	278,288,059	482,958,659	224,459,317
			(4)	

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts and imputed interest in receivables.
(2) Includes bank and other financial payables.
(3) Includes total liabilities, excluding bank and other financial payables, accruals and imputed interest in payables.
(4) The weighted average variable interest rate of financial payables is 1,10% per month.
(5) The Cooperative Company has disclosed 73,957,739 and 292,050,000 as an item to fall due and payable, under the agreements originally signed, for the current and noncurrent portions of the FRN, the IFC loan and other minor loans for which certain principal installments have been defaulted, considering the success expected from the negotiations that are currently in progress with creditors to establish a new payment schedule.

5. RESTRICTED ASSETS AND GUARANTIES PROVIDED

As of each period-end, the Cooperative has assets, basically machinery, real property, Inventory and trademarks, pledged or mortgaged in the book amounts of 293,097,432 and 189,309,470, securing financial liabilities in the amounts of 407,864,858 and 186,129,000, as of March 31, 2002 and 2001, respectively.

The assets furnished as collateral and their net book value as of March 31, 2002 and 2001, are as follows:

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Description	Net Book Value 2002	2001
Pledged machinery	142,510,448	98,270,997
Mortgaged real property	122,193,366	91,005,963
Pledged inventory	28,349,444	-
Pledged trademarks	44,174	32,510
Total	293,097,432	189,309,470

In addition, as of March 31, 2002, the Cooperative Company had provided guarantees amounting to 477,088 and had discounted at banks checks received from third-parties, invoices issued to customers and letters of credit issued for foreign customers in the amount of 2,924,546, 22,680,276 and 36,774,150, respectively. The Cooperative Company remains joint and severally liable for these obligations in the event of default on the part of issuers or debtors.

6. TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES

Balances, income and transactions with subsidiaries included in Exhibit C are as follows:

Account		2002	2001
Current Assets			
Trade receivables	(1)	16,752,789	13,875,888
Other receivables	(2)	15,510,733	8,130,362
Noncurrent Assets			
Other receivables	(3)	47,059,946	51,662,191
Current liabilities			
Trade payables	(4)	(13,470,773)	(6,678,933)
Other payables	(5)	(12,920,038)	(6,661,321)
Financial Income (loss)		-	159,408
Sales of goods and services	(6)	14,458,774	23,131,820
Commissions/Bonuses		172,599	654,776
Administrative and Selling expenses	(7)	1,430,344	3,372,976

(1) Includes among others: "SanCor Do Brasil L.L.C." 15,736,182 and 12,840,956, "San Marco Corp." 772,768 and 229,712, "El Hornero G.P." 497,857 (2001) and "Aproagro Corp." 121,023 (2002).

(2) Includes among others: "El Hornero G.P." 12,350,202 and 2,187,788, "SanCor Do Brasil L.L.C." 3,036,673 (2001), "Amplicampo Inversora Corp." 460,454 (2002), "Integral Insumos G.P." 1,818,219 and 15,616, "Tranlac Corp." 290,216 (2001), "Coop Publicidad G.P." 535,325 and 295,273 and "Arla Foods Ingredients Corp." 40,877 and 627,320.

(3) Includes among others: "Integral Insumos G.P." 41,258,826 and 36,848,003 and "San Marco Corp." 5,801,120 and 14,814,188.

(4) Includes among others: "Sodecar Corp." 7,463,226 and 4,548,545, "San Marco Corp." 654,260 (2001), "Aproagro Corp." 2,936,559 (2002), "Patrulla G.P." 279,171 (2001) and "Integral Insumos G.P." 2,768,253 and 3,048.

(5) Includes among others: "Arla Foods Ingredients Corp," 6,759,000 (2002), "Integral Insumos G.P." 2,953,572 and 658,350, "Trayectoria G.P." 74,224 (2001), "Amplicampo Inversora Corp." 2,402,795 and 5,339,002, "Patrulla G.P." 289,970 (2001) and "Aproagro Corp." 794,007 (2002).

(6) Includes among others: "SanCor Do Brasil L.L.C" 14,114,497 and 22,655,064, "Integral Insumos G.P." 16,543 and 474,317 and "Aproagro Corp." 327,734 (2002).

(7) Includes: "Patrulla G.P." 2,410,291 (2001), "Integral Insumos G.P." 600 and 962,665 and "Aproagro Corp." 1,429,744 (2002).

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

7. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income (net) plus income from transactions with unrelated parties are to be transferred to the "Special Reserve (Section 42 of Law No. 20,337)" account.

8. OTHER INCOME (LOSS) NET

The breakdown of other income (loss) net as of each nine-month period-end is as follows:

Account	Income (loss)	
	2002	2001
Income:		
Sales of PP&E	89,051	64,887
Income from disposal of investments in other entities	259,470	1,486,130
On sale of warehouse and rejects	45,803	130,181
Income from departure of cooperatives	-	1,980,468
Loss:		
Severance payments	(1,559,500)	(1,237,690)
Early Retirement System	(4,052,903)	(1,712,271)
Federal and Provincial bonds impairment in Value	(3,258,703)	-
Consignments	(274,987)	(337,001)
Services for cooperatives	(128,346)	(133,837)
Others	(1,051,932)	570,137
Total other (loss) income – net	(9,932,047)	811,004

9. CORPORATE BONDS

On November 7,1996, the Cooperative Company issued the first series of Corporate Bonds for a nominal value of USD 50 million under the Corporate Bond Program which was created by disposition of the Ordinary Meeting of the Cooperative on September 30,1994. This principal amount of which shall be repaid in a single payment on November 7, 2001, which was effected on such date.

The Cooperative Company's Regular Meeting of Delegates held on September 24, 1999, decided to increase the maximum outstanding amount under the abovementioned Program to USD 300 million; such increase was authorized by the Buenos Aires Stock Exchange and by the CNV (Argentine National Securities Commission) by means of certificate No. 269 dated July 25, 2000. On July 2002, the Cooperative Company issued the second series of Corporate Bonds for a nominal value of USD 94.8 millions. The main characteristics of this loan are explained in Note 11.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

10. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

a) On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD70 million loan which will be earmarked for partially financing the new Investment Plan which the Cooperative has defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative Company decide to become a publicly held company.

The loan will be secured by collateral in a proportion of 1.5:1.0 and the procurement of certain additional insurance. Interest on the loan will be calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

As of December 31, 2001, USD 28,75 millions was recorded in the financial payables account, including USD 2,5 millions (AR$ 7,500,000) and USD 26,25 millions (AR$ 78,750,000) in the current and noncurrent portions, respectively.

Furthermore, the covenants of this loan agreement bind the Cooperative Company, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative Company's current financial position (such as furnishing a collateral or other security, acquising and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative Company, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements as of December 31, 2001, the Cooperative Company had not met certain financial ratios agreed upon in the loan agreement and such failure continues as of March 31, 2002. As of the date of this report such failures were not notified to the Cooperative Company.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative Company has submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative Company are known. Such proposal has been accepted orally by the officers of the IFC and the Cooperative Company made on April 15, 2002, and May 15, 2002, the first and second payments of the 4 interest installments under such proposal. To the date of issuance of these financial statements, the Cooperative Company is discussing with the IFC to renegotiate the provisions of this contract based on the difficult Argentine macroeconomic scenario.

Consequently, based in the abovementioned negotiations, the Cooperative Company is still disclosing such liability as current and noncurrent according to the original conditions of the loan agreement.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

b) The Cooperative was under negotiation with the IFC in order to obtain a new loan, which would allow the Cooperative to improve its indebtedness performance and features, replace certain financial payables, and redress its working capital.

Such loan is temporarily suspended due to the difficult situation in which Argentina is enmeshed.

As of the date of issuance of these financial statements, SanCor and IFC were awaiting to reopen negotiations once the economic plan of the Argentine Government and its impact upon the situation of Argentina and the Cooperative became known.

11. FLOATING RATE NOTES

On July 27, 2000, the Cooperative Company has issued the second series of Corporate Bonds denominated "floating rate notes" for an amount of USD 94.8 million under the Cooperative's Corporate Bonds issuance program the total outstanding amount of which has been raised to USD 300 million as mentioned in note 9.

On this occasion, the issue was priced at par, the interest is calculated on the basis of the Badlar and LIBO rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments: the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative Company has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000, form a syndicate of banks as detailed in the following table:

Bank	USD
Citibank N.A.	15,000,000
Rabobank International	15,000,000
Banco Río de la Plata S.A.	15,000,000
Banco de la Nación Argentina	15,000,000
Banca Nazionale del Lavoro S.A.	6,500,000
Banco de la Provincia de Buenos Aires	6,100,000
Banco Societé Generale S.A.	5,000,000
Vereins-Un Westbank AG	4,000,000
Banco del Suquía S.A.	3,100,000
Banco de Galicia y Buenos Aires S.A.	3,050,000
Banco Sudameris Argentina S.A.	3,050,000
Banco de la Ciudad de Buenos Aires	2,000,000
Banco General de Negocios S.A.	1,000,000
Nuevo Banco de Santa Fe S.A.	1,000,000
Proceed from the issue	94,800,000

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

The covenants of the issuance program for both series oblige the Cooperative Company to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative Company and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repairment would place the Company in default and, in such case, the Trustee or any Holder of at least 25% of outstanding company securities of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the failure to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough macroeconomic situation that Argentina is going through, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved requesting a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

As of December 31, 2001, as mentioned in the financial statements as of such date, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied with and, according to these financial statements, as of March 31, 2002, the Cooperative Company has failed to comply with all financial ratios established. On January 28, 2002, the Cooperative Company, based in a payment proposal submitted on January 23, 2002, to the participating banks in relation to the due date of the principal and interest installment, made a partial payment of the interest installment for USD 2,000,000, calculated on the basis of a 33% reduction on the rates effective as of such period (10/29/2001 to 01/28/2002) and promised to pay the interest balance pending as of the date of such proposal in the amount of USD 583,000, before April 10, 2002. In relation to the principal installment, which amounts to USD 1,856,000, the Cooperative Company had promised to define the date of payment before April 10, 2002.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

On April 10, 2002, in compliance with a forbearance agreement signed by most participating banks, the outstanding interest balance for the amount of USD 583,000 calculated on the basis of the 33% reduction on effective rates was paid. Considering the current uncertainty in Argentina, the Cooperative and the holders have orally agreed to postpone the definition of the payment date of the outstanding principal installment since at present it is impossible to establish a payment schedule.

To the date of issuance of these financial statements, the Cooperative Company is negotiating with the participating banks in cooperation with its legal counsel to sign a new forbearance agreement in relation to the new payment proposal submitted by the participating banks to the Cooperative Company on April 25, 2002, in relation to the expiration of April 29, 2002, of the principal and interest installment, as a prior step to the future call to a new holders' meeting where the conditions for the program as a whole may be discussed and approved. Such proposal consists in paying off the interest installment for USD 1,735,864 in 4 monthly consecutive installments as from April 29, 2002, and in postponing the definition of the payment schedule for the principal installment in the amount of USD 3,555,000 until the Argentine macroeconomic conditions are suitable for defining such schedule.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

On April 29, 2002, the Cooperative Company made the first partial interest installment in accordance with the payment proposal submitted by participating banks.

Consequently, the Cooperative Company continues disclosing such financial payables in the financial statements as of March 31, 2002, as current and noncurrent (to such date, debts amounted to USD 16,116,000, equivalent to ARS 48,348,000 as current and USD 71,100,000 equivalent to ARS 213,000,000 as noncurrent), under the original conditions of the FRN prospectus.

12. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative Company to disclose under shareholders' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the shares subscribed should be paid in over a maximum 5-year term. A significant number of terms to pay in the capital subscribed expire in June 2002, and so the Cooperative took out a USD 25 million credit line from Banco de la Nación Argentina in the year ended June 30, 2001, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

The capital paid in by primary cooperatives using the above credit line, borrowed from Banco de la Nación Argentina, amounted to ARS 22,327,584. However, certain primary cooperatives that had undertook to paid in the outstanding capital using the above credit line were not able to meet Banco de la Nación Argentina's requirements in the current period, and so such amounts are not likely to be paid in the short term. Therefore, the amounts owed by such cooperatives, which total ARS 501,337, and which to such date were classified as "Other current receivables", were disclosed under "Associates subscribers", adjusting the "Capital Subscribed" account.

13. AGREEMENT WHEREBY ASOCIACION UNION TAMBEROS COOPERATIVA LIMITADA (AUT) APPLIES TO JOIN SANCOR COOPERATIVAS UNIDAS LIMITADA.

On July 11, 2001, SanCor C.U.L. and AUT (Milkaut S.A. Shareholders) subscribed an Agreement whereby the latter applies to join the first; such integration would have effect upon the entities meeting a series of conditions, and provided this is done by October 15, 2001. Such conditions included: that SanCor C.U.L. shall hold a Regular General Meeting of Member Cooperatives with the object of considering amending its bylaws as regards the voting rights that AUT is to be awarded and of approving the transfer of assets and liabilities from AUT to SanCor C.U.L. as the means by which the former will contribute to the latter's capital, approval by anti-trust authorities, and the execution of a framework agreement between the parties and the shareholders of Milkaut S.A.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

Under the Agreement mentioned above, AUT undertook to subscribe 21,186,662 new membership quotas with a face value of AR$ 1 each that would be paid in as follows: 5% as of the date of agreement execution, 66.66% no later than October 15, 2001, having transferred AUT's assets and liabilities for amounts subject to the approval by the general members' meeting, as stated above, and the remaining 28.24% within five years of the agreement execution.

On September 28, 2001, SanCor's General Members' Meeting approved the above points. However, as some of the conditions had not been complied with by October 15, 2001, the agreement mentioned above remained in suspense. The economic scenario in Argentina since January, 2002, subject both companies to wait for a definition in the merging process, until the necessary conditions in order to restart the negotiations take place.

14. EFFECTS OF THE ARGENTINE PESO DEVALUATION AND OTHER MODIFICATIONS TO THE ECONOMIC MODEL AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS

a) Effects of the Argentine peso devaluation and other modification to the economic model.

Since early December 2001, Argentine authorities implemented a number of monetary and exchange control measures that mainly included restrictions on the free disposition of funds deposited with banks and the practical impossibility of making transfers abroad, with the exception of transfers related to foreign trade. Later, the Federal Government declared the official default on foreign debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

The Executive established an "official" exchange system, mainly for exports, certain imports, and financial debts, and a "freely floating" exchange market for the rest of the transactions. The "official" exchange rate was fixed at ARS 1.4 to USD 1, and the "freely floating" exchange rate as of the close of business of the first day the exchange market, which had been suspended since December 23, 2001, reopened (January 11, 2002), ranged from ARS 1.60 to ARS 1.70 to USD 1 (selling rate).

Other regulations were issued subsequently, which further amended the new regulations then in effect. The main aspects of such other regulations as of the approval date of these financial statements are summarized below:

a) consolidation of the exchange markets into a "free" market for settling foreign trade transactions, with prior authorization of the BCRA, and financial transactions. As of May 23, 2002, (the approval date of the financial statements) the US dollar exchange rate in such market ranges from ARS 3.32 to ARS 3.42 to USD 1, purchasing and selling rate, respectively;

b) de-dollarization of deposits in US dollars with Argentine banks at the ARS 1.40 to USD 1 rate and of all US dollar-denominated obligations assumed as of January 6, 2002, in Argentina at a ARS 1 to USD 1 rate. Deposits and debts switched into pesos will be subsequently adjusted by a "benchmark stabilization coefficient" ("CER") to be published by the BCRA and which will be applied as from the publication date of Decree No. 214/2002, plus a minimum and maximum interest rate for deposits with and loans from the banking system, respectively, fixed by the BCRA;

c) de-dollarization of certain private agreements entered into as of January 6, 2002, at the ARS 1 to USD 1 exchange rate, and subsequent adjustment thereof by the benchmark stabilization coefficient under the same conditions indicated in b);

d) issue of Argentine Government Bonds, in Argentine pesos and in US dollars, to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

e) de-dollarization of public services rates which were formerly agreed upon in US dollars, and subsequent renegotiation thereof on a case-by-case basis;

f) restrictions on the free disposition of funds deposited with banks;

g) implementation of new withholding systems for oil & gas exports;

h) prior authorization from the BCRA, required for 90 calendar days as from February 11, 2002, to transfer funds abroad to service the principal of financial loans, with certain exceptions provided by Argentine Central Bank (BCRA) Communiqués "A" 3471 and "A" 3501, and dividends distribution, whatever the form of payment;

i) 180-day suspension of unjustified dismissals as from January 6, 2002; failure to meet this obligation will carry the penalty of having to pay twice the termination pay provided by current labor legislation;

j) two-year suspension of the bank-deposits unseizability law; and

k) 180-day suspension, as from February 3, 2002, of all legal proceedings, precautionary measures, and foreclosure proceedings on loans, debts, deposits, or financial rescheduling affected by the new economic measures

l) declaration of a state of emergency to last until December 10, 2003, covering production and credit aspects, which implies among other issues:

   (1) the suspension, from February 14, 2002, and until December 10, 2003, of foreclosure on collateral for financial debt that in any way may result in the transfer of control of companies in insolvency proceedings or their subsidiaries;

   (2) the suspension, during 180 days as from February 14, 2002, of (i) all court-mandated and out-of-court foreclosures, including mortgages and security agreements of any origin, whether for debtors in insolvency proceedings or any other private-sector debtors (ii) the process of bankruptcy petitions, without precluding the precautionary measures to protect the integrity of the debtor's assets, and (iii) precautionary measures, whether priorly standing or newly provided, involving those assets indispensable to the debtor's normal course of business;

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

(3) the extension of the exclusivity period in all insolvency proceedings governed by Law No. 24,522 and initiated before February 14, 2002, for at least 180 days beyond such period's original expiration date or from the end of the last extension granted.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies that will define, among other things, the way in which secured loans in US dollars related to the domestic public debt swap will be switched into Argentine pesos and the way in which private external debt payments will be made.

On the other hand, and as a consequence of the changes implemented, during the first quarter, there was an increase in the Argentine wholesale index of 32% according to the information provided by the INDEC (Argentine Institute of Statistics and Census).

The effect of the devaluation until March 31, 2002, end of period, amounted to an exchange loss of 103,326,557 that was allocated to "Financial income (expense)" in the income statement as of such date. This amounts results from capitalizing exchange differences related to PP&E for ARS 159,486,406, net of 57,697,594 to adapt the book value of PP&E to their replacement cost as of March 31, 2002, as described in note 2.11.

The estimated effect of subsequent devaluations to March 31, 2002, on the net position in foreign currency, disclosed in Exhibit G, until May 23, 2002, is an exchange loss of about ARS 55,500,000. Subsequent exchange differences will be recognized for accounting purposes upon their accrual, according to effective accounting standards in Argentina.

Due to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make transfers abroad to service the principal of its financial loans, has been restricted.

b) Performance within the current economic crisis.

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, increase in tax deficit and the country risk premium.

This economic context has affected the Cooperative, increased the arrearage of domestic customers, decreased in sales, affected the Cooperative's cash flow and, therefore, has caused difficulties in the Cooperatives ability to settle its debts.

Therefore, the Cooperative is negotiating with its main creditors and financial institutions to extend the maturity date of the Cooperative's obligations that have increased significantly as a consequence of the Argentine peso devaluation. Additionally, the Coopratіve is developing strategies to adapt its business to the new context. The Board of Trustees and the Cooperative's Management understand that implementation of a model that will increase exports, coupled with the success expected from the negotiations mentioned

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to offset partially the increased financial costs arising from devaluation of the Argentine peso and will also enable the Cooperative to start to overcome the current crisis.

Taking into account the last economic events and their effects on the Cooperative and that certain event will require further economic measures and detailed regulation by the Government as to their implementation, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued economic crisis may have on the cooperative's financial position and results of operations, and on the operations of banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Board of Trustees and the Cooperative's Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Coopeartive's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable

15: EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated May.23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT A

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Original Cost plus appraisal reevaluations				
Accounts	**Balance at beginning of year**	**Increase**	**Decrease**	**Transfer**	**Balance at end of period**
Land	6,540,296	1,972,752	(10,020)	-	8,503,028
Buildings	153,286,027	43,679,375	(144,448)	2,314,345	199,135,299
Enclosures and facilities	14,138,313	5,877,739	(7,799)	58,543	20,066,796
Machinery and facilities	273,036,439	82,792,614	(1,362,072)	4,271,371	358,738,352
Tools in use	533,906	44,808	(3,807)	-	574,907
Furniture and fixture	8,147,747	3,253,749	(27,869)	34,432	11,408,059
Automobiles	3,253,693	180,008	(387,322)	23,729	3,070,108
Proprietary computer hardware	5,344,641	474,409	(498,162)	127,103	5,447,991
PP&E under loan for use	131,473	-	(1,342)	-	130,131
Computer hardware under loan for use	113,109	-	-	(23,547)	89,562
PP&E under capital leases	4,691,798	911,037	-	-	5,602,835
Automobiles under capital leases	799,848	-	-	(23,420)	776,428
Machinery Law 24,402 and Resolution No. 502/95	33,837,070	24,518,253	-	-	58,355,323
Works in progress	7,431,205	1,065,696	(1,065,852)	(6,782,556)	648,493
PP&E Resolution No. 502/95	8,929,031	-	-	-	8,929,031
Total 2002	520,214,596	164,770,440	(3,508,693)	-	681,476,343
Total 2001	519,324,954	8,244,888	(7,775,674)	-	519,794,168
		(C)	(A)		

(A) Includes 213,103 (2002) and 2,187,326 (2001) of Reversal of Appraisal Revaluation owing to retirements for the period.

(B) Includes 4,971,931 (2002) and 4,943,322 (2001) in Increased Depreciation Appraisal Revaluation.

(C) As of March 31, 2002, includes 159,486,406 that results from capitalizing exchange losses, as mentioned in notes 2.5 and 2.11, net of 57,697,594, to adapt the book value of PP&E to their replacement cost.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT A
(Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN PPE FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Depreciations					
		For the year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period	Net book Value 2002	Net book Value 2001
Land	-	-	-	-	8,503,028	6,540,296
Buildings	48,436,969	3,404,133	(24,723)	51,816,379	147,318,920	105,308,242
Enclosures and facilities	5,039,183	395,680	(3,380)	5,431,483	14,635,313	9,121,563
Machinery and facilities	155,439,141	10,479,678	(447,772)	165,471,047	193,267,305	119,398,024
Tools in use	449,781	24,379	(3,657)	470,503	104,404	87,393
Furniture and fixture	5,542,285	366,755	(25,545)	5,883,495	5,524,564	2,705,470
Automobiles	1,638,852	78,200	(363,077)	1,353,975	1,716,133	1,752,304
Proprietary computer hardware	4,615,432	374,298	(464,365)	4,525,365	922,626	762,563
PP&E under loan for use	26,321	8,969	(112)	35,178	94,953	108,165
Computer hardware under loan for use	110,773	487	(22,832)	88,428	1,134	3,485
PP&E under capital leases	1,510,000	323,083	-	1,833,083	3,769,752	3,298,817
Automobiles under capital leases	41,132	83,449	(2,509)	122,072	654,356	515,261
Machinery Law 24,402 and Resolution No. 502/95	13,873,138	1,842,879	-	15,716,017	42,639,306	20,578,224
Works in progress	-	-	-	-	648,493	8,638,803
PP&E Resolution No. 502/95	2,725,505	706,731	-	3,432,236	5,496,795	6,439,103
Total 2002	239,448,512	18,088,721	(1,357,972)	256,179,261	425,297,082	
Total 2001	221,532,332	17,837,481	(4,833,358)	234,536,455		285,257,713
			(A)			

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT B

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN INTANGIBLE ASSETS FOR THE NINE-MONTH PERIOD

ENDED MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period
Trademarks	1,775,708	134,353	1,910,061
Total 2002	1,775,708	134,353	1,910,061
Total 2001	1,403,631	299,261	1,702,892

	Depreciation				
	Accumulated at beginning of year	For the year		Accumulated at end of period	Net book value
		Rate	Increase		
Trademarks	1,053,981	10%	66,615	1,120,596	789,465
Total 2002	1,053,981		66,615	1,120,596	789,465
Total 2001	908,052		125,748	1,033,800	669,092

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT C

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)
(Stated in pesos)

	2002				2001
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments				-	17,446
Securities and shares				84,160	104,864
Total current investments				84,160	122,310
NONCURRENT INVESTMENTS					
El Hornero G.P. (1)				263,790	936,371
Coop. Publicidad G.P.				48,827	47,141
Amplicampo Inversora Corp.	A/B	1.00	412,205	9,500,704	10,018,564
Tranlac Corp.				9,376	-
SanCor Do Brasil Productos Alimenticios L.L.C. (4)				3,691,404	2,292,867
Integral Insumos G.P. (1) (2)				493,472	2,967,264
SanCor Mexico L.L.C.				2,309	2,344
Sodecar Corp.	A	100.00	77,618	7,767,272	7,782,605
Arla Foods Ingredients Corp.		1.00	13,806	20,796,532	5,431,000
SanCor Dairy Corporation		1.00	10,000	-	10,000
Unidos Corp. A.F.J.P.				-	1,886,901
Trayectoria Corp.				-	823,358
SanCor Seguros de Retiro Corp.				-	617,387
Prevención A.R.T. (3)				-	1,736,309
Patrulla Corp. (3)				-	270,578
Aproagro Corp. (5)				-	-
Nobleplus Corp. (5)				-	-
San Marco Corp. (5)				-	-
Shares of cooperatives				2,877,131	2,937,015
Plazos fijos reprogramados				849,315	-
Others				136,690	146,775
Total noncurrent investments				46,436,822	37,906,479
OTHER LIABILITIES RELATED TO INVESTMENT					
SanCor Dairy Corporation				(46,320)	-
Tranlac Corp.				-	(48,529)
Total				(46,320)	(48,529)

(1) During the period ended March 31, 2002, capital contributions were made for El Hornero G.P. and Integral Insumos G.P. in the amount of AR$ 995,000 and AR$ 2,940,000, respectively.

(2) Integral Insumos G.P. assigned to set up financial trusts. As of December 31, 2001, the outstanding amount of such receivables was AR$ 23,229,098. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the next six years, concentrated in the following percentages: 24%, 42%, 25%, 1%, 4% and 4%, respectively.

(3) On December 7, 2001, the Cooperative sold a portion of its interest in Patrulla Corp. and Prevención A.R.T., generating income in the amount of AR$ 259,470, which was disclosed as other Net (Expense) Income in the Income Statement.

(4) On October 24, 2001 the Cooperative remitted receivables from SanCor Do Brasil Productos Alimenticios L.L.C. in the amount of AR$ 7,536,383 in order to recover the Shareholders' Equity of such affiliate, for which the net income of the affiliate resulted in a loss of AR$ 1,187,011. Such result was booked as a Long-term investment in the Income Statement.

(5) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and EL Hornero G.P., respectively.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT C
(Cont.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF MARCH 31, 2002 PRESENTED COMPARATIVELY

WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	Information on the issuer						
		Latest financial statements					
Denomination and issuers	Main business	Period – end date	Capital stock	Income (loss) for the period	Share – holders' equity	Direct interest in Capital	indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P. (1)	Manufacturing and selling of food products	12-2001	310,000	(239,052)	265,115	99.50%	99.50%
Coop. Publicidad G.P.	Advertising agency	12-2001	1	(1,751)	54,252	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	12-2001	433,900	(557,340)	10,000,741	95.00%	95.00%
Tranlac Corp.	Company engaged in the transportation of goods	12-2001	200	-	9,617	97.50%	99.99%
SanCorp Do Brasil Productos Alimenticios L.L.C. (4)	Import and selling of food products	12-2001	10,957,742	6,349,372	4,012,396	92.00%	99.96%
Integral Insumos G.P.(1)(2)	Provision of supplies for agricultural and agro industrial activities	12-2001	440,000	(2,807,171)	503,543	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2000	6,383	(36)	2,431	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	12-2001	15,523,600	(195,480)	15,534,544	50.00%	77.40%
Arla Foods Ingredients Corp.	Manufacturing and sale of cheese whey byproducts	12-2001	27,612,000	130,322	30,181,063	50.00%	50.00%
SanCor Dairy Corporation	Import and sale of food products	12-2001	10,000	74,484	(46,320)	100.00%	100.00%
Unidos Corp. A.F.J.P.	Argentine Pension Fund Investment	-	-	-	-	-	-
Trayectoria Corp.	Life Insurance Investment	-	-	-	-	-	-
SanCor Seguros de Retiro Corp.	Voluntary Retirement Investment	-	-	-	-	-	-
Prevención A.R.T. (3)	Workers compensation insurance company	-	-	-	-	-	-
Patrulla Corp. (3)	Security guards, reports and investigations	-	-	-	-	-	-
Aproagro Corp. (5)	Provision of supplies for agricultural activities and IT services	12-2001	5,012,000	156,620	5,199,648	-	95.00%
Nobleplus Corp. (5)	Manufacturing and selling of food products	12-2001	101,130	8,242	16,574	-	99.98%
San Marco Corp. (5)	Manufacturing and selling of dairy products	12-2001	11,000,000	(556,702)	11,364,614	-	99.50%

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT E

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2002				2001
Account	Balance at beginning of year	Decrease	Increase	Balance at end of period	Balance at end of period
ALLOWANCES					
For doubtful accounts	11,461,284	288,846	28,224,407	39,396,845	11,038,367
For impairment in value of investments	464,703	-	-	464,703	464,703
	11,925,987	288,846	28,224,407	39,861,548	11,503,340
ACCRUALS					
Self insurance charge	-	-	-	-	255,848
Fire self insurance	-	-	-	-	250,000
Self insurance of money robbery	-	-	-	-	69,170
Self insurance of fleets	-	-	-	-	23,466
Accrual for litigation	7,915,367	948,521	1,378,763	8,345,609	8,193,589
	7,915,367	948,521	1,378,763	8,345,609	8,792,073
TOTAL	19,841,354	1,237,367	29,603,170	48,207,157	20,295,413
RESERVES AND FUNDS					
Legal reserve	1,279,030	-	-	1,279,030	1,279,030
Labor and employee assistance fund	2,860	-	71	2,931	2,820
Special (Art. 42, Law No. 20,337)	23,221,255	7,524,922	-	15,696,333	22,620,497
Appraisal revaluation	106,312,768	5,185,034	-	101,127,734	108,088,490
TOTAL	130,815,913	12,709,956	71	118,106,028	131,990,837

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT E
(Contd.)

SANCOR COOPERATIVAS UNIDAS LIMITADA

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

Account	References on decreases	References on increases
ALLOWANCES		
For doubtful accounts	Consumption and/or recovery	Individual recoverability analysis (Note 2.9)
ACCRUALS		
Accrual for litigation	Write –off of extrajudicial agreement	Calculation on labor claims as per legal counsel reports (Note 2.9)
RESERVES AND FUNDS:		
Labor and employee assistance fund		Interest on and repayment of loans granted to employees
Special (Art. 42, Law No. 20,337)	Absorption of income (loss) for the fiscal year 00/01 (1,120,167) Other income-net in the fiscal year 00/01 (6,404,755)	
Appraisal revaluation	Write-off and write downs due to retirements and depreciation on PP&E	

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT F

SANCOR COOPERATIVAS UNIDAS LIMITADA

COST OF SALES FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2002			2001
Accounts	**Operating accounts**	**Transactions with unrelated parties**	**Total**	**Total**
Inventory of goods at beginning of fiscal year	74,526,606	3,248,062	77,774,668	76,206,470
Purchases and manufacturing expenses (Exhibit H)	323,154,292	3,164,540	326,318,832	367,197,512
Subtotal	397,680,898	6,412,602	404,093,500	443,403,982
Inventory of goods at end of period	110,644,005	3,737,560	114,381,565	69,495,070
Imputed interest on purchases	14,597,696	535,356	15,133,052	10,289,210
Cost of sales	272,439,197	2,139,686	274,578,883	363,619,702

MIGUEL OMAR ALTUNA
Chairman

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT G

SANCOR COOPERATIVAS UNIDAS LIMITADA

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2002				2001		
Accounts	Foreign currency unit and amount		Current exchange rate	Amount recorded in pesos	Foreign currency unit and amount		Amount recorded in pesos
ASSETS							
CURRENT ASSETS							
Cash and Bank	1,019,495	USD	2,90000	2,956,537	20,199	USD	20,199
	2,693	BRL	1,23475	3,325	2,004	BRL	1,126
	22,000	ITL	0,00137	30	22,000	ITL	11
	900	FRF	0,24780	223	900	FRF	171
	265	DEM	1,35450	359	265	DEM	128
	7,000	ESP	0,01593	112	7,000	ESP	303
	1,062	DKK	0,33986	361	1,062	DKK	139
	140	SZL	1,72757	242	140	SZL	85
	43,330	CLP	0,00456	198	43,330	CLP	81
	315	UYU	0,20060	63	315	UYU	27
	125	GBP	4,12960	516	125	GBP	220
Trade receivables	22,383,278	USD	2,90000	64,911,508	23,064,721	USD	23,064,721
Other receivables	44,427	USD	2,90000	128,837	2,249,417	USD	2,249,417
Total				68,002,311			25,336,628
LIABILITIES							
CURRENT LIABILITIES							
Vendors	1,542,799	USD	3,00000	4,628,398	2,720,833	USD	2,720,833
	205,200	FRF	0,24780	50,848	205,200	FRF	27,657
Financial debts	56,418,864	USD	3,00000	169,256,593	104,812,064	USD	104,812,064
Other payables	217,720	USD	3,00000	653,161	187,870	USD	187,870
Total				174,589,000			107,748,424
NONCURRENT LIABILITES							
Vendors	-	USD	-	-	2,457,596	USD	2,457,596
Financial debts	97,350,000	USD	3,00000	292,050,000	122,487,010	USD	122,487,010
Total				292,050,000			124,944,606

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

EXHIBIT H

SANCOR COOPERATIVAS UNIDAS LIMITADA

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 2002

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See note 15)

(Stated in pesos)

	2002				2001
Account	Purchases and manufacturing expenses	Administrative expenses	Selling expenses	Total	Total
Raw materials	185,671,808	-	-	185,671,808	207,928,017
Labor	39,057,175	5,547,084	14,503,822	59,108,081	66,895,280
Freight and transportation	11,221,111	739,763	21,925,731	33,886,605	38,567,787
Containers and packaging	45,428,985	-	1,171,591	46,600,576	45,818,363
Uncollectible receivables	-	-	28,224,407	28,224,407	3,437,494
Depreciation of PP&E (1)	12,082,589	240,241	793,959	13,116,789	12,894,159
Maintenance of PP&E	3,049,973	42,571	217,012	3,309,556	5,170,426
Fuel and electric power	7,660,806	55,731	489,358	8,205,895	9,359,840
Advertising, promotion and others	2,779	561,528	19,169,134	19,733,441	17,149,364
Taxes	4,153,354	24,538	2,730,432	6,908,324	6,402,859
Other services	991,308	648,100	1,839,050	3,478,458	3,431,558
Outsourced Services	8,745,826	743,515	6,412,932	15,902,273	17,521,866
Other	8,253,118	956,044	12,763,474	21,972,636	27,856,235
Total 2002	326,318,832	9,559,115	110,240,902	446,118,849	
Total 2001	367,197,512	12,681,845	82,553,891		462,433,248

(1) Net of the reversal of the appraisal revaluation reserve of PP&E.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SUMMARY OF EVENTS FOR THE NINE MONTH PERIOD ENDED MARCH 31, 2002

(PRESENTED FOR COMPARATIVE PURPOSES WITH THE SAME PERIOD OF THE FOUR PRIOR FISCAL YEARS)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The output volumes recorded for this period, as it happened during the previous year, show in this period a decrease in the production of milk vis-a-vis the same period of the previous year.
- Sales volume dropped as compared to the same period of the prior year, mainly affected by sales in the domestic market due to the Argentine crisis. Average prices showed a mild drop in the domestic market in the nine-month period, although such trend reversed in the last quarter of the period where prices started to recover. In the external market, prices in Argentine pesos increased sharply with respect to the same period of the prior year as a consequence of last quarter's devaluation.
- The Cooperative has suffered as loss mainly as a consequence of the effect of devaluation of the Cooperative's financial payables. Such loss has been partially capitalized under PP&E.
- Other causes for the company's net loss are: (i) booking of an allowance for doubtful accounts covering customers in arrears as a consequence of the break in the payment chain affecting Argentina, (ii) financial costs resulting from increased liabilities as a consequence of the Argentine peso devaluation, (iii) income (loss) from investments in subsidiaries and (iv) income (loss) allocated to other income (expense) arising mainly from the early retirement programs implemented to restructure the Cooperative and attain more competitive levels.
- The changes in the equity and financial structure as compared to prior period arise mainly from the effect of the Argentine peso devaluation on financial debts in US dollars.

2. BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Current Assets	339,264,859	253,987,193	272,531,749	285,990,285	197,652,138
Noncurrent Assets	538,690,226	396,668,053	363,879,786	384,720,358	377,663,055
Total	877,955,085	650,655,246	636,411,535	670,710,643	575,315,193
Current Liabilities	407,549,692	239,301,890	174,048,408	251,785,748	153,721,498
Noncurrent Liabilities	308,213,893	141,135,826	184,419,686	135,809,367	141,986,692
Subtotal	715,763,585	380,437,716	358,468,094	387,595,115	295,708,190
Owners' Equity	162,191,500	270,217,530	277,943,441	283,115,528	279,607,003
Total	877,955,085	650,655,246	636,411,535	670,710,643	575,315,193

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

3. STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2002	2001	2000	1999	1998
Income from recurring operations	54,888,632	34,601,780	17,762,248	4,334,842	12,733,321
Financial loss - Net	(152,300,933)	(27,741,044)	(22,936,546)	(13,819,073)	(10,813,597)
Other Income (loss) - Net (1)	(15,096,397)	(1,484,279)	4,854,507	(1,378,920)	(135,439)
Tax on bank transactions	(3,141,466)	-	-	-	-
Cooperative Development Fund	(1,908,000)	(2,070,000)	(1,352,752)	(857,268)	(718,026)
Net Income (Loss)	(117,558,164)	3,306,457	(1,672,543)	(11,720,419)	1,066,259

(1) Includes income (loss) from long-term investments

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2002	2001	2000	1999	1998
Production Volume	1,149,830	1,253,808	1,435,601	1,441,330	1,214,194
Sales Volume					
Local Market	804,704	943,690	951,688	923,136	934,111
Exports	304,447	288,319	519,180	391,196	221,799
Total	1,109,151	1,232,009	1,470,868	1,314,332	1,155,910

5. RATIOS:

	2002	2001	2000	1999	1998
Liquidity	0.83	1.06	1.60	1.14	1.29
Debt-to-equity	4.41	1.41	1.22	1.35	1.06
Annual Operating Income	-42.0%	1.2%	-1.2%	5.2%	-0.5%

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

6. OUTLOOK FOR THE COMING FISCAL YEAR: (*)

- The Argentine economy that will affect the domestic market where the company operates will condition the future performance. Variables such as the people's purchasing power, the nominal and relative exchange rate, interest rates and inflation and other affecting circumstances such as access to loans and credits, tax pressure and legal and economic regulations will also condition the Cooperative's performance. The Cooperative will adapt its strategy to the changing channels and products, focusing on strengthening brand awareness and maintaining its excellent quality standards.

- The variables and conditioning circumstances mentioned above, coupled with the circumstances that affect the dairy market worldwide, will create the framework where the Cooperative's export activities will develop. The Cooperative has decided to maintain its strategy to increase its exports, benefiting from the competitiveness won by the Argentine peso devaluation and the reputation of its products in the international market, which values quality standards applied to raw materials and processes as well as the state-of-the-art technology implemented to satisfy the need of customers worldwide.

- The combination of the above leads us to foresee an improvement in the Cooperative's general performance, as evidenced in the quarter ended March 31, 2002. This is necessary, although not sufficient, to reverse the current situation in the short term, due to the illiquidity and inexistence of working capital financing and the generalized recession.

- We are negotiating with the main creditors and financial institutions to extend the maturity date of the Cooperative's obligations. We understand that implementation of a model that will increase exports, coupled with the success expected from the negotiations mentioned above to restructure the company's liabilities, will enable the Cooperative to attain the operating income to offset partially the increased financial costs arising from devaluation of the Argentine peso and will also enable the Cooperative to start to overcome the current crisis.

(*) Information not covered by the auditor's report.

Signed for purposes of identification
with our report dated May 23, 2002
PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113, Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

SANCOR COOPERATIVAS UNIDAS LIMITADA

RATIFICATION OF LITHOGRAPHED SIGNATURES

FINANCIAL STATEMENTS AS OF MARCH 31, 2002

PRESENTED FOR COMPARATIVE PURPOSES WITH

THE SAME PERIOD OF THE PRIOR YEAR

"We hereby ratify our signatures appearing in printed from on the preceding sheets from page 1 to 38".

PISTRELLI, DIAZ Y ASOCIADOS
C.P.C.E.C.F. Vol. 1 - Fo. 8

MIGUEL OMAR ALTUNA
Chairman

ENRIQUE J. COLOMBO
Partner
Certified Public Accountant - U.C.A.
C.P.C.E.C.F. Vol. 113 - Fo. 103

RICARDO ALBERTO GARRONE
Chairman of the
Statutory Audit Committee

82-44076

02 JUL 21 AM 10:45

English Summaries of Documents 1-4

Document 1

Certain financial information for the nine-month period ended March 31, 2002:

(In pesos)		March 31, 2001	March 31, 2002
I) NET SALES		493,457,218	449,267,532
II) CURRENT ASSETS (Inventories excluded)			
Cash and due from banks		8,017,454	9,188,663
Transitory investments		122,310	84,160
Receivables		122,301,350	144,047,241
Deferred Charges		11,766,197	8,440,218
	Total	142,207,311	161,760,282
(III) CURRENT LIABILITIES		239,301,890	407,549,692

Document 2

Comparison of the results on the attached table for the nine-month period ended March 31, 2002 and for the nine-month period ended March 31, 2001.

Net Sales - The net sales of SanCor Cooperativas Unidas Limitada (the "Company") during the nine-month period ended March 31, 2002 (the "Third Quarter 2001/2002") were 449.3 million pesos, representing a decrease of 9.0% compared with the sum of 493.5 million pesos for the nine-month period ended March 31, 2001 (the "Third Quarter 2000/2001"). The decrease in net sales was mainly due to less volume of sales which was partially balanced by a small increase in nominal prices.

Cost of Sales - The cost of sales decreased 24.5% from 363.6 million pesos during the Third Quarter 2000/2001 compared with 274.6 million pesos in the Third Quarter 2001/2002. The Company attributes this decrease mainly to less volume of commercialized products, better utilization of economic resources, lower prices of raw milk and a drop in labor costs. The variation in raw milk prices was due mainly to falling internal prices originating in the national recession. This fall in prices began to reverse in January 2002 when inflation developed.

Sale and Administrative Expenses - Sales expenses increased 33.4% from 82.6 million pesos in the Third Quarter 2000/2001 to 110.2 million pesos in the Third Quarter 2001/2002; the administrative expenses decreased 24.4%, from 12.7 million pesos in the Third Quarter 2000/2001 to 9.6 million pesos in the Third Quarter 2001/2002. The increased cost of sales corresponds to the recognition of losses of our clients due to stops in payment on a national level. The decreases in administrative expenses are mainly due to an improved administrative structure.

Net Financial Expenditures - During the Third Quarter 2001/2002, net financial expenditures increased 449.8%, from 27.7 million pesos in the Third Quarter 2000/2001 to 152.3 million pesos in the Third Quarter 2001/2002. The Company attributes this increase mainly to growth in the average level of indebtedness, an increase in the interest rate, the strong impact on debt expressed in dollars that was produced by an increased interest rate and the devaluation of the exchange rate during the First Quarter 2002.

Tax to the Bank's Debits and Credits and Fund Cooperative Promotion – Based on the importance of tax concepts in the results table, the Company decided to separate the most important tax components. The first represents a new tax/imposition which has improved our operating results in the Third Quarter 2001/2002 by 3.1 million pesos. On the other hand, the fund has been slightly reduced as a consequence of the negative results that affected our equity in the Third Quarter 2000/2001. Our equity was represented by 2.1 million pesos in the Third Quarter and represented by 1.9 million pesos in the Third Quarter 2001/2002.

Operating results - The operating results for the Company decreased by 120.9 million pesos, from 3.3 million pesos in the Third Quarter 2000/2001 to a negative result of 117.6 million pesos in the Third Quarter 2001/2002. This change was a consequence of the combined effect of the variations in revenue and operating costs.

Other Net Revenue - Other net revenue decreased from 0.8 million pesos in the Third Quarter 2000/2001 to a negative result of 9.9 million pesos in the Third Quarter 2001/2002. This decrease was mainly due to the combined effect of excluding in this fiscal year profits from sales of equity shares that have been recognized in the previous period. In addition, the business in connection with the Retirement Regime was increased and the portfolio of government bonds was devalued due to the market perception that the bonds would be redeemed for nominal value.

Net Result - The Company declared a negative net result of 117.6 million pesos for the Third Quarter 2001/2002, and a positive net result of 3.3 million pesos in the Third Quarter 2000/2001. The result was a consequence of concepts already analyzed–basically, the loss was due to

negative operating results in each segment, the losses originating in other net revenue and in the stock participation in other companies.

Document 3

Minutes of the meeting of the Administrative Council of the Company on May 23, 2002.

The meeting of the Administrative Council of the Company took place on May 23, 2002 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2540). President Miguel Omar Altuna submits to the present members of the council the report of the 2001/2002 Third Quarter financial statements for the nine-month period ended March 31, 2002. The report concerns the following: (I) balance sheets of the Company for the nine-month period ended March 31, 2002; (II) statements of income of the Company for the nine-month period ended March 31, 2002; (III) statements of changes in cooperative equity of the Company for the nine-month period ended March 31, 2002; (IV) origin and application of funds of the Company for the nine-month ended March 31, 2002; (V) Notes to the Financial Statements cited previously; (VI) growth and property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) evolution of the reserve, provisions and funds (Appendix E); (X) cost of the sold goods (Appendix F); (XI) assets and liabilities in foreign currency (Appendix G); (XII) purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the nine-month period ended March 31, 20002 required by the laws of the National Securities Commission; (XIV) table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the Buenos Aires Stock Exchange giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Stock Exchange.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 8:15 p.m. on May 23.

Signed: President Mr. Miguel Omar Altuna
Secretary Mr. Emilio Gerardo Walter

Document 4

Minutes of the meeting of the Auditors' Committee of the Company on May 23, 2002.

Report of the meeting of the members of the Auditors' Committee of the Company (No. 295), Mr. Ricardo Alberto Garrone, Ricieri Luis Paulón and Néstor Juan Garetto in Sunchales on May 23, 2002. The Third Quarter financial statements for the period ended March 31, 2002. The documentation in reference to the above was approved by the Administrative Council of the Company at its meeting in accordance with Minutes No. 2,540 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved to ratify the financial statements and summary information of the Company. This documentation consists of the following items: (I) balance sheets of the Company for the nine-month period ended March 31, 2002; (II) statements of income of the Company for the nine-month period ended March 31, 2002; (III) statements of changes in cooperative equity of the Company for the nine-month period ended March 31, 2002; (IV) origin and application of funds of the Company for the nine-month ended March 31, 2002; (V) notes to the financial statements cited previously; (VI) growth and property, plant & equipment (Appendix A); (VII) intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other societies (Appendix C); (IX) evolution of the reserve, provisions and funds (Appendix E); (X) cost of the sold goods (Appendix F); (XI) assets and liabilities in foreign currency (Appendix G); (XII) purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informative report for the nine-month period ended March 31, 2002 required by the laws of the National Securities Commission; (XIV) table of sales, current assets (inventories

excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Stock Exchange.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session finishes at 9:10 p.m.

Signed: Mr. Ricardo Alberto Garrone
Mr. Ricieri Luis Paulón
Mr. Néstor Juan Garetto

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de nueve meses finalizado el 31 de marzo de 2002, comparativo al mismo período de ejercicio anterior

(En Pesos)	31/03/2001	31/03/2002
I)- **VENTAS NETAS**	**493.457.218**	**449.267.532**
II)- **ACTIVOS CORRIENTES** (Excluido Bienes de Cambio)		
Caja y Bancos	8.017.454	9.188.663
Inversiones Transitorias	122.310	84.160
Créditos	122.301.350	144.047.241
Cargos Diferidos	11.766.197	8.440.218
TOTAL	142.207.311	161.760.282
III)- **PASIVOS CORRIENTES**	**239.301.890**	**407.549.692**

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ALTUNA
Presidente

Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.540

23 de mayo de 2002

ASISTENTES
Miguel Omar Altuna
Juan Carlos Meia
Emilio Gerardo Walter
Clemar Juan Garnero
Alberto Eduardo Sánchez
Alberto César Vázquez
Walter Valentín Toldo
Miguel Angel Cardinali
Raúl Antonio Maranzana
Roberto Osvaldo Marchiaro
Ariel Aldo Salera

Ausente con Licencia
Oclides Amatore Cardellino

Síndicos
Ricardo Alberto Garrone
Ricieri Luis Paulón
Néstor Juan Garetto

Acta número dos mil quinientos cuarenta. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintitrés días del mes de mayo del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Eduardo Isaac Honorio Barcarolo, Vicente Carlos Bauducco, Oscar Juan Carreras y Alberto Eduardo Rossetti, se inicia la sesión siendo las quince horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.-----------------------------

... **ESTADOS CONTABLES TERCER TRIMESTRE EJERCICIO 2001/2002**: De inmediato y en lo inherente al tema del epígrafe, el titular de la Presidencia - señor Miguel Omar Altuna - somete a consideración de los miembros de este cuerpo directivo un informe (y sus respectivos anexos) que procede de la Gerencia de Administración. Mediante esa documentación, a la cual se pasa lectura por Secretaría, se presentan para su análisis y aprobación, a esta instancia, los estados contables y la información complementaria correspondientes al tercer trimestre del ejercicio económico 2001/2002 (enero-febrero-marzo de 2002). Una vez realizado el tratamiento de práctica sobre este asunto, en definitiva se concluye en resolver, por unanimidad, lo siguiente: 1°)- Dar aprobación a la documentación que, proveniente de la Gerencia de Administración, se elevara a este Consejo de Administración mediante informe de la fecha, referida a los estados contables y a la información complementaria del tercer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 31 de marzo de 2002. Esa documentación, que ha sido confeccionada en un todo de acuerdo a lo que establecen las normas vigentes en la materia y que, además, pasará a adquirir el carácter de "información principal", está conformada de la siguiente manera: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 31 de marzo de 2002, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de

Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 2°)- Se faculta al Presidente del Consejo de Administración (señor Miguel Omar Altuna) para suscribir, en nombre y representación de esta Cooperativa de segundo grado, la documentación descripta más arriba. A la vez, se compromete a la Gerencia General para que - por conducto de la Gerencia de Administración y Abastecimiento y demás sectores que corresponda - proceda, en tiempo y forma, a diligenciar los trámites de presentación que fueren necesarios concretar en relación a los documentos materia de emisión de esta resolución. 3°)- La Gerencia General será notificada por nuestra Secretaría sobre todo lo resumido en este punto del acta, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las veinte horas quince minutos.---

--- Es copia fiel de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 (por sistema computarizado).--------------------------------------

EMILIO GERARDO WALTER
Secretario

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 · SUNCHALES · (Sta. Fe)

Cooperativas Unidas Ltda.

<u>ACTA NÚMERO 295</u>

23 de mayo de 2002

<u>ACTA NÚMERO DOSCIENTOS NOVENTA Y CINCO</u>: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los veintitrés días del mes de mayo del año dos mil dos, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, señores Ricardo Alberto Garrone y Ricieri Luis Paulón y C.P.N. Néstor Juan Garetto. Siendo las veinte horas treinta minutos, se inicia la sesión bajo la Presidencia de su titular, señor Ricardo Alberto Garrone. **<u>ACTA ANTERIOR</u>**: Se lee y aprueba sin observaciones. **<u>ESTADOS CONTABLES TERCER TRIMESTRE EJERCICIO 2001/2002</u>**: En relación al asunto del título, los integrantes de esta Comisión Fiscalizadora se ocupan ahora de analizar la documentación diligenciada por la Gerencia de Administración y presentada a consideración del Consejo de Administración y de esta Comisión Fiscalizadora por conducto de las Gerencias General y de Administración y Abastecimiento mediante informe de la fecha. La misma está referida a los Estados Contables y a la Información Complementaria correspondientes al tercer trimestre del ejercicio económico 2001/2002 de SanCor Cooperativas Unidas Limitada, cerrado el 31 de marzo de 2002, y ha sido aprobada por el Consejo de Administración de la Cooperativa en su sesión de hoy (Acta N° 2.540). Una vez realizado el tratamiento pertinente por parte de los señores Síndicos, se resuelve por unanimidad: 1°)- Ratificar los Estados Contables y la Información Complementaria correspondientes al tercer trimestre del ejercicio económico 2001/2002 de SanCor Cooperativas Unidas Limitada, comprendido entre el 1 de enero y el 31 de marzo de 2002. 2°)- Todo ello, ha sido confeccionado conforme a lo determinado por las normas vigentes en la materia, cumplimentándose de esa manera los requerimientos de los organismos de control pertinentes, razón por la cual adquirirá el carácter de "información principal". Integran esos Estados Contables los siguientes documentos: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Orígenes y Aplicaciones de Fondos; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 31 de marzo de 2002, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluído Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 3°)- Paralelamente, en forma unánime se resuelve facultar al Presidente, señor Ricardo Alberto Garrone para que - en representación de este órgano de

fiscalización - proceda a refrendar la documentación que ahora se dispone ratificar, según lo descripto en los apartados que anteceden. No habiendo más asuntos que tratar, se levanta la sesión siendo las veintiuna horas diez minutos.- Firmado: RICARDO ALBERTO GARRONE - Presidente de la Comisión Fiscalizadora; RICIERI LUIS PAULÓN y NÉSTOR JUAN GARETTO - Síndicos Titulares.--

- - - Es copia fiel de su original obrante en el Libro de Actas de Reuniones de la Comisión Fiscalizadora N° 1 (por sistema computarizado).--------------------------

RICARDO ALBERTO GARRONE
Presidente
Comisión Fiscalizadora

SANCOR COOPERATIVAS UNIDAS LTDA. 2322 - SUNCHALES - (Sta. Fe)